NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company previously recognized revenue when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

Beginning April 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) ("ASC 606") using the modified retrospective method under which cumulative effects are recognized at the date of the initial application of ASC 606. With the adoption of ASC 606, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC 606. Based on the Company's assessment, potential adjustments to input measures are not expected to be pervasive to the majority of its contracts. As such, the Company has concluded that the adoption of this new guidance will not result in a material cumulative catch-up adjustment to the opening balance sheet or retained earnings at the effective date or any other material impact on its consolidated financial statements.

Online education service

The online education services provided by the Company to its customers are an integrated service, including audio-video course content, mock examinations and online chat rooms during the subscription service period. Audio-video course content, mock examinations and online chat rooms are not practical to be sold on standalone basis and have never been sold separately. ~~The~~Therefore, the Company's contracts have a single performance obligation for an integrated service and the transaction price is stated in the contracts, usually as a price per student or course. Quantity of students enrolled or courses provided is determined before rendering service. The Company typically satisfies its performance obligations in contracts with customers upon render of the services. For examination service, the revenue is recognized at a point in time when customer/student completes the examination on the platform. At this point in time, customer/student is able to direct use of and obtain substantially all of the benefits from the online education platform at the time the services are delivered. Except examination service, all other revenues for the online education service are recognized on a straight line basis over the subscription period from the month in which students enroll in the courses to the month in which the ~~subscribed~~subscriptions expire. The subscription period for a majority of the online education services is six months or less. Customer/student can access to the courses ~~terminate.~~anytime during the subscription period. The online education services include online education cloud services ("B2B2C~~"~~")"), which are provided through educational institutions to individual students, and online training services ("B2C~~")."~~"), which are provided to students directly. B2C services can be cancelled and is refundable no later than 24 hours after enrollment. B2B2C services cannot be cancelled and is not refundable after enrollment. All estimates are based on the Company's historical experience, complete satisfaction of the performance obligation, and the Company's best judgment at the time the estimates are made. Returns and allowances are not a significant aspect of the revenue recognition process as historically they have been immaterial.

Technological development and operation service

Revenues from technological development service, ~~such as~~including information technology system design and cloud platform development, are recognized when the system or platform are delivered and accepted by the customers~~.~~, normally within a year. Upon delivery of services, project completion inspection and customer acceptance notice are required as proof of the completion of performance obligations, which is a confirmation of customer to its ability to direct the use of and obtain substantially all of the benefits from, the design and development service. In instances where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

From time to time, the Company enters into arrangement to provide technological support and maintenance service of online platforms to its customers. the Company's efforts are expended evenly throughout the service period. The revenues for the technological support and maintenance service are recognized over the support and maintenance services period~~.~~, usually from 3 months to one year. The Company's contracts have a single performance obligation and are primarily on a fixed-price basis. No significant returns, refund and other similar obligations during each reporting period.

The core principle underlying the revenue recognition ASU is that the Company will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when services are provided to a customer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

The following table summarizes disaggregated revenue from contracts with customers by timing of revenue recognition:

	For the Year Ended		
	March 31, 2019	March 31, 2018	March 31, 2017
Services transferred at a point in time			
Revenue from Online Education Services	$ 126,665	$ 786,876	$ 645,362
Revenue from Technological Development and Operation Services	943,686	413,457	234,972
Services transferred over time			
Revenue from Online Education Services	4,058,931	4,235,209	4,087,481
Revenue from Technological Development and Operation Services	228,741	532,354	204,873
Total	$ 5,358,023	$ 5,967,896	$ 5,172,688

~~Deferred revenue represents revenues collected but not earned as of March 31, 2019 and 2018.~~ The Company's accounts receivable, consist primarily of receivables related to providing online education services to enrolled students, and contract receivable associated with providing technological development and operation services to education institutions, in which the Company's contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment. Payment terms and conditions vary by contract types. For most of B2B2C contracts and technical development and operation service contracts, payment is due from customers within 30 days of the invoice date, and the contracts do not have significant financing components. The Company's revenue is recognized when control of the promised services is rendered over the service period and the payment from customers is not contingent on a future event, and the Company's right to consideration in exchange for services that the Company has transferred to a customer is only conditioned on the passage of time. Therefore, the Company does not have any contract assets. The Company also does not have significant capitalized commissions or other costs as of March 31, 2019 and 2018.

The Company's contract liability, which is reflected in its consolidated balance sheets as deferred revenue, represents the Company's unsatisfied performance obligations as of March 31, 2019 and 2018. This is primarily composed of revenue for online course tuition received in advance from B2C services and some services in B2B2C such as adult higher education. If a course is provided over a period end, deferred revenue is recorded for the revenue related to the course conducted in the next period. Normally, the deferred revenue is recognized as revenue within 6 months.

The opening and closing balances of the Company's deferred revenue are as follows:

	As of March 31, 2019	As of March 31, 2018
Beginning balance	$ 341,436	$ 322,330
Ending balance	620,332	341,436
Increase	$ 278,896	$ 19,106

The amounts of revenue recognized in the year ended March 31, 2019 and 2018 that were included in the opening deferred revenue were $341,436 and $322,330. The balance of deferred revenue increased from $341,436 as of March 31, 2018 to $620,332 as of March 31, 2019 due to the increased receipt of online course tuition in fiscal 2019. Such revenue consists primarily of revenues from online education services.